SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  Schedule 13d
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                              Knova Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    499234102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert Van Grover
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                  212-574-1200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499234102
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Management, L.L.C.

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally omitted)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,577,599

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,577,599

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,577,599

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.3%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Management (Bermuda), L.L.C.

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     282,328

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     282,328

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     282,328

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Partners III A, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     147,227

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     147,227

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     147,227

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Partners III, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,430,372

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,430,372

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,430,372

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Partners III (Bermuda), L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     282,328

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     282,328

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     282,328

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas P. Shanahan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,859,927

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,859,927

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,859,927

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     George A. Needham

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,859,927

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,859,927

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,859,927

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499234102
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John J. Prior, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,859,927

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,859,927

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,859,927

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  499234102
           ---------------------

--------------------------------------------------------------------------------
Item 1.   Security and Issuer.

          This Statement on Schedule 13D Amendment (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock") and Warrant ("Warrant"), of KNOVA Software, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1021 Torre Avenue, Suite 350, Cupertino, California 95014.

--------------------------------------------------------------------------------
Item 2.   Identity and Background.

          (a)-(c) and (f) This Statement is filed by Needham Capital Management, L.L.C., a Delaware limited liability company ("NCM"), Needham Capital Management (Bermuda), L.L.C., a Bermuda limited liability company ("NCMB"), Needham Capital Partners III, L.P, a Delaware limited partnership ("NCPIII"), Needham Capital Partners IIIA, L.P, a Delaware limited partnership ("NCPIIIA"), Needham Capital Partners III (Bermuda), L.P., a Bermuda limited partnership ("NCPIIIB"), George
A. Needham, a natural person who is a U.S. citizen, Thomas P. Shanahan, a natural person who is a U.S. citizen and is also a member of the board of directors of the Issuer, and John J. Prior, Jr. a natural person who is a U.S. citizen. NCM, NCMB, NCPIII, NCPIIIA, NCPIIIB, George A. Needham, Thomas P. Shanahan, John J. Prior, Jr. are collectively referred to in this Statement as the "Reporting Persons."

          The principal business office and mailing address of the Reporting
Persons: c/o Needham & Co, LLC, 445 Park Avenue, New York, New York 10022. The business of NCM is serving as the general partner of NCPIII and NCPIIIA, both of which are private investment partnerships. The business of NCMB is serving as the general partner of NCPIIIB, which is a private investment partnership. The present principal occupations of George A. Needham, Thomas P. Shanahan, and John
J. Prior, Jr. are to serve as members of NCM, and NCMB (the "Members"). The name and principal occupation or employment of the executive officers, directors or general partners of the Reporting Persons who are corporations, limited partnerships and limited liability companies are set forth on Schedule I to this Statement.

          (d) and (e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.   Source and Amount of Funds or Other Consideration.

          As of the date hereof, the Reporting Persons may be deemed to beneficially own 1,659,060 shares of Common Stock and 200,867 Warrants, which are convertible into 200,867 shares of Common Stock. The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons. No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business.

          In September 2005, the Members wound-up Needham Capital Management II, L.P. ("NCMII") and caused NCMII to wind-up Needham Capital SBIC III, L.P. ("NCSBICIII") and the aggregate amount of 412,023 shares of Common Stock and Warrants owned by NCSBICIII (and deemed beneficially owned by NCMII by virtue of its position as general partner of NCSBICIII) were transferred to NCSBIC III's sole limited partner, NCPIII.

--------------------------------------------------------------------------------
Item 4.   Purpose of Transaction.

          On December 15, 2006, Thomas P. Shanahan; Needham Capital Partners III, L.P.; Needham Capital Partners III A, L.P.; and Needham Capital Partners III (Bermuda), L.P. entered into a voting agreement with M2M Holdings, Inc. and each of Mark Angel; Bruce Armstrong; Ram Gupta; Kent Heyman; Frank Lauletta; Thomas Muise; Richard Nieset; Timothy Wallace; Thomas I Unterberg; 1995 Partners LLC; Marjorie and Clarence E. Unterberg Foundation, Inc.; Bella & Israel Unterberg Foundation; Thomas I Unterberg TTEE FBO Ellen Unterberg Celli Family Trust; Thomas I Unterberg: NFS/FMTC IRA FBO Thomas I. Unterberg; C.E. Unterberg Towbin LLC; C.E. Unterberg, Towbin Capital Partners I, L.P. (collectively, the "Principle Stockholders") (the "Voting Agreement") with respect to all shares of the Issuer's Common Stock over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (collectively, the "Owned Shares").

          The Voting Agreement has been entered into in connection with an Agreement and Plan of Merger (the "Merger Agreement") between the Issuer, M2M Holdings, Inc. and Magic Software Acquisition Corp., a Delaware corporation and wholly owned subsidiary of M2M Holdings, Inc. (the "Merger Sub"). Pursuant to the Merger Agreement, the Issuer will become a subsidiary or M2M Holdings, Inc.

          Pursuant to the Voting Agreement, each of the Principal Stockholders appointed M2M Holdings, Inc., and any individual designated in writing by M2M Holdings, Inc., as such Principal Stockholder's proxy and attorney-in-fact for and in its name, place and stead, to vote such Principal Stockholder's Owned Shares at any meeting of the stockholders of the Issuer called with respect to any matters in the Voting Agreement.

          Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable. Each Principal Stockholder covenanted and agreed, that at the Issuer's stockholders' meeting (including any adjournment or postponement thereof) or any other meeting of the stockholders of the Issuer, to vote, or cause to be voted (or exercise such Principal Stockholder's right of consent with respect to) all of such Principal Stockholder's Owned Shares in favor of the approval and adoption of the Merger Agreement and the approval of the merger contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time; and against (i) any other acquisition proposal to acquire the Issuer as defined in the Merger Agreement; or (ii) any action or agreement, including any proposed amendment of the Issuer's certificate of incorporation or bylaws or other proposal or transaction involving the Issuer or any of its subsidiaries which action, agreement, amendment or other proposal or transaction is intended by the Principal Stockholders to, in any manner impede, interfere with, delay, or attempt to frustrate, prevent or nullify the merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement including, without limitation, any action or agreement that would result in a breach in any material respect of any covenant, representation, warranty or any other obligation or agreement of the Issuer under the Merger Agreement.

          Each Principal Stockholder agreed that such Principal Stockholder would not directly or indirectly (a) sell, assign, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), pledge, encumber or otherwise dispose of any Owned Shares, (b) deposit any of the Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Owned Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with the Voting Agreement, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) or other disposition of any Owned Shares.

          The Voting Agreement terminates on the first to occur of (i) the Effective Time (as defined in the Merger Agreement), or (ii) the termination of the Merger Agreement in accordance with its terms.

          The foregoing summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement, attached as
Exhibit 2 hereto, and is incorporated herein by reference.

          Other than as expressly set out above, the Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present Board of Directors or management of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

          The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to, its plans with respect to financial matters and avoiding the dilution of shareholder value.

--------------------------------------------------------------------------------
Item 5.   Interest in Securities of the Issuer.

          (a) (1) In September 2005, the Members wound-up NCMII and caused NCMII to wind-up NCSBICIII and the aggregate amount of 367,526 shares of Common Stock and 44, 487 Warrants owned by NCSBICIII (and deemed beneficially owned by NCMII by virtue of its position as general partner of NCSBICIII ) were transferred to NCSBIII's sole limited partner, NCP III. NCMII has been dissolved does not own any Common Stock or Warrants.

          (2) George A. Needham, Thomas P. Shanahan, and John J. Prior, Jr. may be deemed to beneficially own (i) the Common Stock and Warrants owned by NCPIII and NCPIIIA by virtue of their positions as managers of NCM, the general partner of NCPIII and NCPIIIA, and (ii) the Common Stock and Warrants owned by NCPIIIB by virtue of their positions as managers of NCMB. As such, the aggregate amount of shares of Common Stock (assuming full conversion of all Warrants owned by the Reporting Persons) beneficially owned by Mr. Needham, Mr. Shanahan, and Mr. Prior is 1,859,927, which constitutes 20.3% of the issued and outstanding shares of Common Stock. Messrs. Needham, Shanahan, and Prior disclaim beneficial ownership of all of the reported shares of Common Stock and the Warrants, except to the extent of their pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission by them of beneficial ownership for any purpose.

          (3) NCSBICIII was wound-up and dissolved in September 2005. As such, its (i) 44,497 Warrants, which in turn are convertible to 44,497 shares of Common Stock, subject to adjustments applicable to the Warrants, and (ii) 367,526 shares of Common Stock were transferred to its sole limited partner, NCP
III. NCSBICIII has been dissolved does not own any Common Stock or Warrants.

          (4) NCPIII owns of record and beneficially (i) 154,476 Warrants, which in turn is convertible to 154,476 shares of Common Stock, subject to adjustments applicable to the Warrants, and (ii) 1,275,896 shares of Common Stock. Assuming full conversion of the Warrants, NCPIII would own of record 1,430,372 shares of Common Stock, which would constitute 15.7% of the issued and outstanding Common Stock.

          (5) NCPIIIA owns of record and beneficially (i) 15,900 Warrants, which in turn is convertible to 15,900 shares of Common Stock, subject to adjustments applicable to the Warrants, and (ii) 131,327 shares of Common Stock. Assuming full conversion of the Warrants, NCPIIIA would own of record 147,227 shares of Common Stock, which would constitute 1.6% of the issued and outstanding Common Stock.

          (6) NCPIIIB owns of record and beneficially (i) 30,491 Warrants, which in turn is convertible to 30,491 shares of Common Stock, subject to adjustments applicable to the Warrants, and (ii) 251,837 shares of Common Stock. Assuming full conversion of the Warrants, NCPIIIB would own of record 282,328 shares of Common Stock, which would constitute 3.1% of the issued and outstanding Common Stock.

          (7) NCM may be deemed to own beneficially the Common and Warrants owned by NCPIII and NCPIIIA by virtue of its position as general partner of those Reporting Persons, and accordingly may be deemed to beneficially own the 1,577,599 shares of Common Stock, which amount constitute 17.3% of the issued and outstanding Common Stock. NCM disclaims beneficial ownership of all of the reported shares of Common Stock owned by NCPIII and NCPIIIA, except to the extent of its pecuniary interest therein, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

          (8) NCMB may be deemed to own beneficially the Common and Warrants owned by NCPIIIB by virtue of its position as general partner of the Reporting Person, and accordingly may be deemed to beneficially own the 282,328 shares of Common Stock, which amount constitute 3.1% of the issued and outstanding Common Stock. NCMB disclaims beneficial ownership of all of the reported shares of Common Stock owned by NCPIIIB, except to the extent of its pecuniary interest therein, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

          (b) NCM, the general partner of NCPIIIA, and NCPIIIA have shared power to direct the vote and disposition of 147,227 shares of Common Stock and Common Stock issuable upon the conversion of the Warrants. NCMB, the general partner of NCPIIIB, and NCPIIIB have shared power to direct the vote and disposition of 282,328 shares of Common Stock and Common Stock issuable upon the conversion of the Warrants. NCM, the general partner of NCPIII, and NCPIII have shared power to direct the vote and disposition of 1,430,372 shares of Common Stock and Common Stock issuable upon the conversion of the Warrants. George A. Needham, Thomas P. Shanahan, and John J. Prior, Jr. may be deemed to have shared power to direct the vote and disposition of (i) the shares of Common Stock issuable upon the conversion of the Warrants and Common Stock owned directly by NCPIII and NCPIIIA because they serve as managers of NCM, the general partner of NCPIII and NCPIIIA, and (ii) the shares of Common Stock issuable upon the conversion of the Warrants and the Common Stock owned directly by NCPIIIB because they serve as managers of NCMB, the general partner of NCPIIIB. Mr. Needham, Shanahan, and Prior disclaim beneficial ownership of the shares of Common Stock owned by NCPIII, NCPIIIA and NCPIIIB, except to the extent of their pecuniary interest therein, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

          (c) The Reporting Persons did not effect any transactions in the securities of the Issuer during the past 60 days.

          (d) Not applicable

          (e) (i) NCMB was under five percent beneficial ownership of Common Stock since the date of the 13D filing and will not be listed on further 13D amendments; (ii) NCPIIIA was under five percent beneficial ownership of Common Stock since the date of the 13D filing and will not be listed on further 13D amendments; and (iii) NCPIIIB was under five percent beneficial ownership of Common Stock since the date of the 13D filing and will not be listed on further 13D amendments.

          NCMII was dissolved as of September 2005 and longer exists and its shares were transferred as stated above in 5(a)(1). As such, NCMII is no longer a reporting person. NCSBICIII was dissolved as of September 2005 and no longer exists and its shares were transferred as stated above in 5(a)(3). As such, NCSBICIII is no longer a reporting person.

          John C. Michaelson is no longer a manager of any Needham entities and, as such, is no longer a reporting person.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Thomas P. Shanahan; Needham Capital Partners III, L.P.; Needham Capital Partners III A, L.P.; and Needham Capital Partners III (Bermuda), L.P. have entered into the Voting Agreement with certain stockholders, directors and executive officers of the Issuer, as described in Item 4 above. Other than the Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

--------------------------------------------------------------------------------
Item 7.   Material to be Filed as Exhibits.

          1.   Joint Filing Agreement

          2. Voting Agreement, by and among Thomas P. Shanahan; Needham Capital Partners III, L.P.; Needham Capital Partners III A, L.P.; and Needham Capital Partners III (Bermuda), L.P., M2M Holdings, Inc. and the certain stockholders of KNOVA Software, Inc. signatory thereto, dated as of December 15, 2006 (incorporated herein by reference to Exhibit 99.1 to KNOVA Software, Inc.'s Current Report on Form 8-K, filed December 19, 2006 (Commission File No. 000-30277)).

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2007


                                     /s/ George A. Needham
                                     ---------------------------
                                     George A. Needham

                                     /s/ Thomas P. Shanahan
                                     ---------------------------
                                     Thomas P. Shanahan

                                     /s/ John J. Prior, Jr.
                                     ---------------------------
                                     John J. Prior, Jr.



                               NEEDHAM CAPITAL PARTNERS III, L.P.

                               By: Needham Capital Management, L.L.C.,
                                     its general partner

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner



                               NEEDHAM CAPITAL PARTNERS IIIA, L.P.

                               By: Needham Capital Management, L.L.C.,
                                     its general partner

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner



                               NEEDHAM CAPITAL PARTNERS III (BERMUDA), L.P.

                               By: Needham Capital Management (Bermuda), L.L.C.,
                                     its general partner

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner


                               NEEDHAM CAPITAL MANAGEMENT, L.L.C.

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner

                               NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner

                                   SCHEDULE I


          The general partners of Needham Capital Management, L.L.C. and Needham Capital Management (Bermuda), LLC:


Name Of Officer                                        Principal
Or Director           Business Address                 Employment/Office
-----------           ----------------                 -----------------------


George A. Needham  c/o Needham Group, Inc.             Chief Executive Officer
                   445 Park Avenue                     Needham & Company, L.L.C.
                   New York, New York  10022

John J. Prior, Jr. c/o Needham & Company, L.L.C.       Managing Director,
                   445 Park Avenue                     Corporate Finance
                   New York, New York  10022

Thomas P. Shanahan  c/o Needham Asset Management       Managing Director,
                    L.L.C.                             Needham Asset Management,
                    445 Park Avenue                    L.L.C.
                    New York, New York  10022

Glen W. Albanese    c/o Needham & Company, L.L.C.      Managing Director,
                    445 Park Avenue                    Chief Financial Officer
                    New York, New York  10022          Needham & Company, L.L.C.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of beneficial interest, par value $0.01 per share, of Knova Software, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 26th day of February, 2007.


                                     /s/ George A. Needham
                                     ---------------------------
                                     George A. Needham

                                     /s/ Thomas P. Shanahan
                                     ---------------------------
                                     Thomas P. Shanahan

                                     /s/ John J. Prior, Jr.
                                     ---------------------------
                                     John J. Prior, Jr.



                               NEEDHAM CAPITAL PARTNERS III, L.P.

                               By: Needham Capital Management, L.L.C.,
                                     its general partner

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner



                               NEEDHAM CAPITAL PARTNERS IIIA, L.P.

                               By: Needham Capital Management, L.L.C.,
                                     its general partner

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner



                               NEEDHAM CAPITAL PARTNERS III (BERMUDA), L.P.

                               By: Needham Capital Management (Bermuda), L.L.C.,
                                     its general partner

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner


                               NEEDHAM CAPITAL MANAGEMENT, L.L.C.

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner

                               NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.

                               By:   /s/ Glen W. Albanese
                                     ---------------------------
                               Name:  Glen W. Albanese
                               Title: General Partner





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